Contact

www.linkedin.com/in/sineadpt
(LinkedIn)

Top Skills

Physical Therapy
Rehabilitation
Orthopedic

Languages

Gaelic

Sinead FitzGibbon

Physiotherapist. Business development officer for coastal rowing boats at NEXTboatworks.com
Sag Harbor, New York, United States

Summary

NEXT Boatworks position:
Advisory committee for start-up coastal rowing company. Business development officer, with main focus on strategizing for investment, branding and marketing, sales development.
Personal experience in racing coastal rowing boats at an international level, but also interested in rowing these boats to far-away shores.

PT position and experience:
Manual therapy, orthopedics and sports physical therapy, women's health physical therapy, pelvic pain and incontinence management, athlete testing and coaching, personal training

Goals:
1. unlock the potential for healing in my patients, optimize performance in my athletes
2. maximize professional rewards through research, writing, clinical work, teaching
3. pursue relationships, sports, and career with determination and vision

Specialties:
PhD Orthopedics and Sports PT
OCS orthopedic physical therapy specialist certification
USA cycling coach
Bike fit certification
women's health specialty certification
Strongfirst level II kettlebell certified

Experience

Next Boatworks LLC
Director Of Marketing And Product Management

September 2021 - Present (1 year 2 months)
Bristol, Rhode Island, United States

27eastPT
Business Partner
January 2020 - Present (2 years 10 months)
Sag Harbor, NY, United States

Physiotherapy practice specializing in Orthopedic and Sports Medicine: with Pilates Therapy, Personal Training, Acupuncture, Massage therapy, TaiChi and Yoga. Complete rehab with a whole-person approach. The Science of Healing. The Art of Caring!
George Wilson and Sinéad FitzGibbon combine forces in the heart of Sag Harbor village. Waterfront office to aid the healing...

PhysioDoc
8 years

Owner
January 2017 - Present (5 years 10 months)
NYC and hamptons

physical therapist
June 2017 - January 2020 (2 years 8 months)
sag harbor, NY

múvPT: movement solutions
2014 - January 2017 (3 years)
NYC and hamptons

Reap the benefits of personal, private consultations for your musculoskeletal health.
No interruptions, no stand-ins with associates, no 20' micro-sessions with the therapist, no session padding with hot packs, unnecessary modalities.
Discover the value of a 60-90' evaluation of biomechanical function, cycling, golf, running analysis and functional performance, followed with 60' sessions focused entirely on your concerns.
More PhysicalTherapy does not mean better outcomes, better Physical Therapy produces improved function in fewer visits. Discover your ability to move better with MÚV.

21 years experience as a sports physical therapist, board certified orthopedic specialist

Certified Titleist Performance Institute, Retul, USATF, USAC, IKFF, SFMA, FMS, Strongfirst Kettlebell and more
PhD candidate, working on dissertation at Stony Brook University

Currently working from the beautiful space at Philosofit personal training studio: in EH, 15 Lumber lane.

NEXTboatworks.com
Access Manager for coastal rowing boats
August 2021 - December 2021 (5 months)
Bristol, Rhode Island, United States

Racing coastal boats globally since 2018, representing USA in IRL, HK.
Physiotherapist, coach, trainer. Fits bodies to boats, and boats to bodies.

bikefit +
founder, cycling coach, bike fitting
November 2010 - January 2020 (9 years 3 months)
Sag harbor, NY

Professional bike fitting
Cycling coaching services for weight loss, fitness, racing
mountain bike, road bike, triathlon private lessons
Working Jennifer Gatz and with Jennifer Solomon / LiveLoveVelo on a plan to coach a women's cycling team, based on Long Island NY

spokespeople
cycling advocacy group
October 2008 - January 2020 (11 years 4 months)

This is a not-for-profit cycling advocacy organization whose mission it is to improve on- and off- road cycling for all ages, all user groups, on eastern long island.
Check our blog for an update on our work, sign up as a member to support cycling on the east end and join us to assist our mission!

manual and sports physical therapy
co-owner MSPT sag harbor, east hampton, montauk
September 2001 - December 2013 (12 years 4 months)
sag harbor, NY

Orthopedic out-patient facility, specializing in evidence-based practice, individualized programs, for rehabilitation, health and wellness
11 years in Sag Harbor (first day in business: 9.11.01), 19 in EH, 6 in Montauk!

Rocky Mountain University of Health Professions
physical therapist, PhD student
2008 - 2010 (2 years)
Provo, Utah and Stony Brook, NY

Ongoing. 6 semesters of didactic course work, completed and PASSED (unconditionally!) qualifying exams in order to enter dissertation phase. Acted as cohort representative on Graduate Student Council in preparation for accreditation of RMUoHP.
Currently preparing for proposal submission + defense. (while working full time..)

pelvic floor physical therapy group
PT
2006 - 2010 (4 years)

coordinated with PT's dealing with pelvic floor issues in women's health. Presented relevant scientific articles for discussion.

southampton hospital
lead PT
September 1997 - February 2000 (2 years 6 months)

Managed Hill Street out patient location: led in-services staff education program, directed staff in daily management, reviewed and directed budget. Increased location hours from 3 to 5 days/ week.

physio sports center west
lead PT
September 1997 - June 1998 (10 months)

orthopedica and manual therapy practice in NYC: owner Annie Gow
tel: 212 8775580: wonderful woman, wonderful office

Education

Rocky Mountain University of Health Professionals
Doctor of Philosophy (PhD), ortho + sports PT · (2009 - 2012)

University College London, U. of London
M.Sc in manipulative physiotherapy, Physiotherapy · (1987 - 1994)